DM

18005793

SEC
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Dr North, Ste 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margarita Tune 858-726-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr, Ste 300 (Address) La Jolla (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Raymond J Lucia Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

JENNIFER A. FRANKLIN
COMM. #2088710
Notary Public - California
San Diego County
My Comm. Expires Nov. 3, 2018

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCIA SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2017

LUCIA SECURITIES, LLC

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lucia Securities, LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lucia Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lucia Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lucia Securities, LLC's management. Our responsibility is to express an opinion on Lucia Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lucia Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Lucia Securities, LLC's financial statements. The supplemental information is the responsibility of Lucia Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Levine, Hofgren, Morin & Engelberg, LLP

We have served as Lucia Securities, LLC's auditor since 2011.

La Jolla, California
February 23, 2018

LUCIA SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2017

ASSETS	
Cash	$ 399,553
Deposit with clearing broker	100,000
Commissions receivable	323,827
Due from related parties	1,017,994
Other assets	77,316
Total assets	$ 1,918,690
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 193,750
Total liabilities	193,750
Member's equity	1,724,940
Total liabilities and member's equity	$ 1,918,690

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2017

Income:		
Commissions	$	7,428,531
Other income		3,004,901
Total income		10,433,432
Expenses:		
Management fees		4,811,422
Commission expense		1,133,982
Payroll and related expenses		713,673
Client account fees		394,593
Technology and support expense		566,744
Rent and office occupancy expenses		158,601
Professional fees		182,600
License and insurance expenses		217,707
Marketing and advertising expenses		87,583
Other operating expenses		59,628
Total expenses		8,326,533
Net income	$	2,106,899

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Member's equity, beginning of year	$ 1,663,041
Net income	2,106,899
Distributions to member	(2,045,000)
Member's equity, end of year	$ 1,724,940

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 2,106,899
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(336)
Due from related parties	24,591
Other assets	3,779
Accounts payable and accrued expenses	65,830
Deferred income	(2,000)
Net cash provided by operating activities	2,198,763
Cash flows used in financing activities - Distributions to member	(2,045,000)
Net increase in cash	153,763
Cash, beginning of year	245,790
Cash, end of year	$ 399,553

See accompanying notes to financial statements
and independent registered public accounting firm's report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an LLC wholly owned by Lucia Capital Group, LLC. Due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2017.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affiliated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

Other income includes dealer reallowance fees, brokerage ticket charges, alternative purchase fees, underwriting, referral fees, and interest and inactivity fees. The Company is not able to reasonably estimate these fees and as such, these services are recognized as income upon notification by the non-affiliated financial services companies and the clearing broker. Other income also includes distribution reallowances, event sponsorships, and fees billed to independent advisors. The Company is able to reasonably estimate these fees and as such, income from these services is recognized in the period in which the services are performed. Additionally, other income includes an incentive fee from the clearing

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

broker (Note 5) and fees billed to related parties (Note 2).

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the four year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company's management believes that the Company has taken no significant uncertain tax positions.

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such advances are recorded as deferred income to be earned or repaid based on specific criteria.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent registered public accounting firm's report, which is the date the financial statements were available to be issued, and has determined that there are no subsequent events that require recognition or disclosure.

NOTE 2. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with Lucia Management Company, LLC ("LMC"), the Company is billed personnel related expenses of the operations team and allocated certain general overhead expenses that LMC pays on behalf of the Company. LMC and the Company have common ownership and share office space and other overhead expenses. As such, LMC allocates rent based upon the percentage of total square footage occupied by the operations team divided by the total occupied square footage. Office equipment, depreciation, and other shared expenses are allocated based upon the number of personnel on the operations team divided by the total personnel employed by LMC. During 2017, the Company incurred $703,405 in expenses related to compensation and benefits of the operations team, $121,068 in expenses related to occupancy, $33,820 in expenses related to office equipment, and $7,487 in other expenses.

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

In accordance with the expense sharing agreement, the Company is allocated an amount equal to 90% of the commission revenue generated by advisors employed by LMC and is assessed a fixed monthly amount to cover overhead expenses related to LCG. This amount is paid monthly to LMC who in turn pays it to LCG. During 2017, the management fee totaled $4,811,422. Prior to 2017, the Company had remitted an amount in excess of the expenses due under the agreement, resulting in a receivable due from LMC in the amount of $910,182 (remaining amount as of December 31, 2017). This agreement can be terminated by either party at any time.

As a part of the expense sharing agreement the Company also collects fees from LMC for professional liability insurance and technology platform fees. During 2017, the Company recorded income of $670,334 of technology platform fees and $102,560 of professional liability insurance. There is a similar arrangement with Lucia Wealth Services, LLC ("LWS") and LCM Investment Management, LLC ("LCM"). During 2017, the Company invoiced LWS $1,893 and LCM $17,463 for technology platform fees, which is recorded in other income.

The Company also has an arrangement with LCM for the profit sharing fees from the sale of a certain class of shares of the Multi Strategy Growth & Income Fund ("the Fund") paid to the Company from an underwriter of the Fund. The profit sharing fees are used to cover the expenses of the sales team of the Fund. During 2017, the Company billed LCM $54,894 for expenses that exceeded the fees received, which is recorded as an offset to other operating expenses.

The Company has an arrangement with LWS to pass along the Registered Investment Advisor's portion of the managed account fees billed via their clearing broker to LWS. As of December 31, 2017, the Company remitted an amount in excess of the fees generated in the fourth quarter of 2017, resulting in a receivable due from LWS in the amount of $107,812.

The Company has an agreement with another related party, RJL Licensing Company, LLC ("RJL Licensing"). According to the agreement, RJL Licensing provides access to and use of the intellectual property of "The Bucket Strategy Advisor Network ®". Subject to the terms of this agreement, the Company pays licensing fees to RJL Licensing. The Company recorded $180,000 of licensing fees during the year ended December 31, 2017, which is included in technology and support expense.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2017, the Company had net capital of $618,386, which was $568,386 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits.

The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

During 2017, the Company received $1.5 million from its clearing broker, which is included in other income in the accompanying statement of operations (Note 5).

NOTE 5. CLEARING AGREEMENT

In March 2017, the Company signed an amendment to the clearing agreement dated June 23, 2011 whereby the clearing broker provides certain services, as defined, to the Company's clients. The amendment provides for, among other things, an incentive fee of $1,500,000 to the Company in exchange for an extension on the contract (now expiring on June 23, 2026). This incentive fee will not be subject to repayment to the clearing broker, in the event that the Company terminates the agreement.

Additionally, should the Company breach the terms of the agreement, or terminate the agreement voluntarily, there is a termination fee due to the clearing broker equal to the greater of the quarterly minimum revenue requirement, as defined, or $72,321 per quarter from October 2016 through September 2018, and then $60,000 per quarter from October 2018 and onwards.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was initially executed.

SUPPLEMENTARY INFORMATION

LUCIA SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Net capital	
Member's equity	$ 1,724,940
Less: Total non-allowable assets	1,106,554
Net capital	$ 618,386
Computation of basic net capital requirement	
1. Minimum dollar net capital	$ 50,000
Aggregate indebtedness	$ 193,750
2. Minimum net capital, aggregate indebtedness standard	$ 12,917
Capital required (larger of 1 or 2)	$ 50,000
Excess net capital	$ 568,386
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$ 558,386
Ratio: Aggregate indebtedness to net capital	31.33%
Reconciliation with Company's computation (included in Part II of Form X-17A-5)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 618,386
Rounding	-
Net capital - per above	$ 618,386
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 193,750
Rounding	-
Aggregate indebtedness - per above	$ 193,750

See accompanying independent registered public accounting firm's report.

Lucia Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2017

Lucia Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

See accompanying independent registered public accounting firm's report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15C3-3

To the Member of Lucia Securities, LLC
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lucia Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)ii (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 23, 2018

LUCIA
SECURITIES

Lucia Securities LLC's Exemption Report Required by SEC Rule 15c3-3

We as members of management of Lucia Securities LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year 2017 from January 1, 2017 to December 31, 2017 without exception.

Signature: ____________________
Name & Title: Raymond J. Lucia, Jr., CEO

Signature: ____________________
Name & Title: Margarita Tune, FinOp

Signature: ____________________
Name & Title: Viktoria Palermo, Chief Compliance Officer

02/23/2018

SIPC Annual Assessment

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lucia Securities, LLC (the "Company") and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Lofgren, Morin & Engelberg, LLP

La Jolla, California
February 23, 2018

LUCIA SECURITIES, LLC

Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation For the Year Ended of December 31, 2017

		Amount
Total assessment	$	9,731
SIPC-6 general assessment Payment made on July 28, 2017		5,702
SIPC-7 general assessment Payment made on February 20, 2018		4,029
Total assessment balance (overpayment carried forward)	$	-

See report of independent registered public accounting firm on applying agreed-upon procedures.

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****2989*********************MIXED AADC 220
47643 FINRA DEC
LUCIA SECURITIES LLC
13520 EVENING CREEK DR N STE 300
SAN DIEGO, CA 92128-8105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margarita Tune 858-726-1155

2. A. General Assessment (item 2e from page 2)		$ 9,731
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/28/2017 Date Paid		(5,702)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		4,029
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,029
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,029	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 20 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,433,430

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3,551,193

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 394,593

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3,945,786

2d. SIPC Net Operating Revenues $ 9,731

2e. General Assessment @ .0015 $ 4,029

(to page 1, line 2.A.)

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Package Tracking Details

Tracking Number	789810194551
Status Description	Delivered
Ship Date	2/20/2018
Delivery Date	2/21/2018 7:44 AM
Service Information	FedEx Priority Overnight
Delivered To	Receptionist/Front Desk
Signed For By	R.HEAL

Package Travel History

Date/Time	Activity	Location	Details
2/21/2018 7:44 AM	Delivered	Washington, DC, 20090, US	

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FedEx Shipment

Shipment-0000043962

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Information

Master Tracking Number	789810194551	Owner	
FedEx Shipment Number	Shipment-0000043962	Return Shipment	
Service Type Name	FedEx Priority Overnight®	Reference - RMA Number	
Service Type	PRIORITY_OVERNIGHT	Dimension Units	
Shipment Notes		Weight Units	
Financial Account			
Approval Status	Approved - Completed		

Shipping Dates

Delivery Date	2/21/2018	Delivery Day of Week	
Ship Date	2/20/2018	Delivery Transit Time	
Actual Delivery Date	2/21/2018	Last Track Update Time	

Referenced Standard Objects

Recipient Lead		Investment Company	
Recipient Account		Branch Office	
Recipient Contact			
Recipient Opportunity			
User Allowed Edit of Recipient Info			

Shipment State

Delivered	✓	Status Description	
Shipment Processing Completed	✓	Shipment Deleted	

Estimated Charges (USD)

Total Base Charge	$42.96	Total Rebates	
Total Discounts	$30.41	Total Surcharge Descriptions	
Total Surcharges	$0.69		
Total Taxes	$0.00	Ineligible for Money Back Guarantee	
Total Net Charge	$13.24		

Sender

Sender Name	Felicia Tarantino	Sender Street	
Sender Company	Lucia Capital Group	Sender City	
Sender Phone	(800)644-1150	Sender State/Province	
Sender Email	flomeoni@luciacap.com [Gmail]	Sender Zip/Postal Code	
Sender Tax ID		Sender Country	
Sender Tax ID Type		Sender Address Is Residential	

Recipient

Recipient Name	Securities Investor Protection Corp	Recipient Street	
Recipient Company		Recipient City	
Recipient Phone	858-726-1220	Recipient State/Province	
Recipient Email		Recipient Zip/Postal Code	
Recipient Tax ID		Recipient Country	
Recipient Tax ID Type		Recipient Address Is Residential	
Recipient Brazilian Tax ID Type			

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Email Recipient 1	flomeoni@luciacap.com [Gmail]	Email Notify on Exception	
Email Recipient 2		Email Notify on Delivery	

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Email Recipient 4
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Reference - Invoice Number
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System Information

Last Modified By Dominic Lucia, 2/21/2018 9:01 AM

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Notes & Attachments

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Action	Type	Title	Last M
Edit | View | Del	Attachment	SequenceNumber-1_OUTBOUND_LABEL.PDF	2/20/2

FedEx Shipment Special Services

Action	Shipment Special Services Number	Saturday Delivery	Saturday Hold	Saturday Pickup	BSO	FedEx® Collect on Delivery (C.O.D.)	Hold at FedEx Locati
Edit | Del	SpecialServices-000042959						

FedEx Shipment Packages

Action	Deleted from Shipment	Package Number	Tracking Number	Sequence Number	Weight	Weight Units	Packaging Type Name	Ad
Edit | Del		Package-0000043022	789810194551	1	0.5	LB	FedEx® Envelope	

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Action	Case Number	Owner Name	Subject	Date/Time Opened	Priority	Case Re
Edit | Cls	00252851	Amanda Molina	Securities Investor Protection Corp ($13.24)	2/20/2018 11:02 AM	Low	Complia